UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
Commission File Number 001-41576
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ECARX Holdings Inc.
(Translation of registrant’s name into English)
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5/F, Building 1, Zhongteng Building
2121 Longteng Avenue
Xuhui District, Shanghai 200232
People’s Republic of China
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K, including exhibit 99.1 hereto, is incorporated by reference into the post-effective amendment No.2 to the registration statement on Form F-1 on Form F-3 (File No. 333-271861) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — ECARX Announces First Quarter 2024 Unaudited Financial Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

	By		/s/ Jing (Phil) Zhou
	Name	:	Jing (Phil) Zhou
	Title	:	Chief Financial Officer

Date: May 20, 2024